

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2020

Jeffrey W. Albers
Chief Executive Officer
Blueprint Medicines Corporation
45 Sidney Street
Cambridge, MA 02139

**Re: Blueprint Medicines Corporation**
**Form 8-K**
**Exhibit No. 10.1**
**Filed December 20, 2019**
**File No. 001-37359**

Dear Mr. Albers:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance